Exhibit 10.1

Non-Employee Director Compensation Summary

Annual Retainer	$10,000	(1)

Committee Meeting Fees (per meeting)
Audit Committee Chair (2)	$4,000
Committee Members (other than the Audit Committee Chair)	$2,000

Annual Equity Grant	See footnote	(3)

Reimbursement of Expenses	See footnote	(4)

(1)	Each non-employee director is eligible to receive an annual cash retainer of $10,000 but may elect to receive an equivalent amount of fully vested shares of Zhone common stock, in lieu of the cash retainer, based on the fair market value of the shares on the date the cash retainer would otherwise be paid.

(2)	In order to facilitate the role of Robert Dahl as chair of the Audit Committee and to provide Zhone with greater access to the chair, from time to time, Zhone provides Mr. Dahl with access to approximately 240 square feet of excess office space that would otherwise be unused. Zhone has determined the current fair market rental value of this excess office space to be $2,880 per year. Mr. Dahl owns and maintains separate phone, fax, server and computer systems.

(3)	To align the interests of directors with the long-term interests of stockholders, each non-employee director is entitled to receive an annual equity grant in the form of a stock option to purchase 50,000 shares at an exercise price equal to the fair market value of Zhone common stock on the date of grant. In lieu of this stock option, each non-employee director may elect to receive the annual equity grant in the form of 15,000 shares of restricted stock. In either case, the annual equity grant vests in 48 equal monthly installments over the course of four years.

(4)	Non-employee directors are entitled to reimbursement of reasonable out-of-pocket expenses incurred attending Board and committee meetings, and in connection with Board related activities.